Exhibit (a)(1)(xii)

RED ROBIN GOURMET BURGERS, INC.

OFFER TO PURCHASE OUTSTANDING STOCK OPTIONS FOR CASH

FORM OF NOTICE TO ELIGIBLE EMPLOYEES

REJECTING THE ELECTION FORM

To:	[Name of Eligible Employee]
From:	Stock Option Tender Offer Administration
Date:	[Date of Transmission]
Re:	Rejection of Election Form

Unfortunately, your Election Form submitted in connection with Red Robin Gourmet Burgers, Inc.’s (the “Company”) offer to purchase outstanding stock options for cash (the “Offer”) was either inaccurate or incomplete, and was not accepted for the following reasons: [Reasons for rejection to be described]

If you wish to participate in the Offer, please complete and execute the attached new Election Form.  The new Election Form will not be effective unless the Company receives such form prior to the expiration of the Offer, and it is properly completed, signed, and delivered to the Company by one of the following methods:

•                  Faxed to: (866) 316-1931;

•                  Mailed or hand delivered to (not by interoffice mail): Red Robin Gourmet Burgers, Inc., Attention: Stock Option Tender Offer Administration, 6312 South Fiddler’s Green Circle, Suite 200N, Greenwood Village, CO 80111; or

•                  Scanned and e-mailed to: StockOptionTenderOffer@redrobin.com.

Please ensure that you receive a confirmation notice from us after you submit your new Election Form.  If we do not receive a properly completed and signed Election Form from you before the expiration of the Offer at 11:59 p.m., Mountain Time, on February 11, 2009 (unless otherwise extended by the Company), no changes will be made to the terms of your existing stock options and such options will continue to vest or expire according to their normal schedule.

If you have any questions about this notice or the Offer, please send an e-mail to StockOptionTenderOffer@redrobin.com.  You may also call (866) 316-1897.  You will have the ability to leave a voice message at this number.